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                                                 [   SEC FILE NUMBER 0-14669   ]
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                                                 [      CUSIP NUMBER 040448    ]
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                    U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING



[X] Form 10-K and Form 10-KSB   [_] Form 20-F [_] Form 11-K [_]  Form 10-Q and
Form 10-QSB [ ] Form N-SAR
For Period Ended:  June 30, 1996
[_] Transition Report on Form 10-K
[_] Transition Report on Form 20-F
[_] Transition Report on Form 11-K
[_] Transition Report on Form 10-Q
[_] Transition Report on Form N-SAR
For the Transition Period Ended: Not applicable
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     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable.

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Part I -- Registrant Information
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     Full Name of Registrant:  THE ARISTOTLE CORPORATION


     Former Name if Applicable:  Not applicable.

     Address of Principal Executive Office:
     129 Church Street, Suite 717
     New Haven, Connecticut 06510
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Part II -- Rules 12b-25(b) and (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. (Not applicable)

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Part III -- Narrative
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State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-
F, 11-K, 10-Q and Form 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

     The Registrant is currently negotiating to refinance certain debt with a new lender, and will disclose material information regarding the new financing in its Form 10-K. The Registrant is unable, without unreasonable effort or expense, to sufficiently conclude negotiations on such financing to permit its disclosure in the Form 10-K by the filing deadline. Management believes that it will have its refinancing in place and accordingly will be able to make such disclosure and file its Form 10-K within fifteen days after the filing deadline.


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Part IV -- Other Information
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     (1) Name and telephone number of person to contact in regard to this notification

     Paul McDonald, Chief Financial Officer and Secretary   (203) 867-4090

     (2) Have all other periodic reports under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                        [X] Yes     [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                        [ ] Yes     [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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     The Aristotle Corporation has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


                             THE ARISTOTLE CORPORATION


Date:  September 30, 1996    By: /s/ Paul McDonald
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                             Paul McDonald
                             Chief Financial Officer
                             and Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                   ATTENTION
     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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